04046033

November 1, 2004

RECEIVED

2004 NOV -9 A 8:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 147/2004**

  Subject: Notification of the Book Closing of Debentures of the Company (AIS06NA and AIS04NA)

  Date: October 29, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatan.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
November 1, 2004

AIS-CP 147/2004

October 29, 2004

Re: Notification of the Book Closing of Debentures of the Company (AIS06NA and AIS04NA)

To: The President
The Stock Exchange of Thailand

Refer to: 1. The Letter No. IVS 04/2687 of The Thai Military Bank Public Company Limited on October 29, 2004
2. The Letter No. IVS 04/2689 of The Thai Military Bank Public Company Limited on October 29, 2004

Advanced Info Service Public company Limited ("the Company") would like to inform you that the Company will close the registered book of debentures of the Company as follows:

1. For the right to receive the interest of AIS06NA

2. For the right of redemption of AIS04NA.

Referenced Letter

IVS04/2687

October 29, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS06NA

Dear Sir,

We, THAI MILITARY BANK Pcl. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.3/2001, DUE 2006 would like to announce that the registered book of AIS06NA will be closed from 12.00 on November 15, 2004 for the right to receive the interest. AIS06NA will be paid the interest on November 29, 2004 with interest rate 5.85 % from the period of August 28, 2004 to November 27, 2004 for 92 days.

Referenced Letter

IVS 04/2689

October 29, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS04NA

Dear Sir,

We, THAI MILITARY BANK Pcl. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.2/2001, DUE 2004, would like to announce that the registered book of AIS04NA will be closed from 12.00 on November 15, 2004 for the right of redemption the maturity date will be on November 28, 2004. AIS04NA will be paid principle and interest at rate 4.70 % on November 29, 2004 from the period of May 28, 2004 to November 28, 2004 for 185 days and will be paid principle at 1,000 Baht per unit.

November 3, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 151/2004**

  Subject: Plan of Joint Investment in Bridge Mobile Pte. Ltd.

  Date: November 2, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatan.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
November 3, 2004

Ref : AIS-CP 151/2004

November 2, 2004

Re: Plan of Joint Investment in Bridge Mobile Pte. Ltd.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Plc. (ADVANC) would like to notify a plan of joint investment in a new established company, Bridge Mobile Pte. Ltd. (Bridge) in the amount not exceeding USD 1.5 Million. The nature of business of Bridge is to develop products and services related to mobile telecommunication services and offer to mobile operators. ADVANC is in the process of reviewing terms and conditions of the joint venture agreement, which further progress will be informed accordingly. In case there is any business relationship between ADVANC and Bridge, the business will be performed base on the commercial arms-length to ensure the benefit and competitive advantage of ADVANC.

November 4, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 150/2004**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I and II) in October 2004

  Date: November 3, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatan.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
November 4, 2004

AIS-CP 150/2004

November 3, 2004

Subject: Report on the results of the exercise of warrants (ESOP Grant I and II) in October 2004

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details	ESOP Grant I	ESOP Grant II
The number of warrants	14,000,000 Units	8,467,200 Units
Issue Date	March 27,2002	May 30,2003
Exercise Price	Baht 47.147 per share	Baht 42.634 per share
Exercise Ratio	1 warrant per 1.01751 ordinary shares	
Maturity of Warrants	5 years from the first date of the issuance and offering of warrants.	

The Company would like to report the results of the exercise of warrants (ESOP Grant I and II) in October 2004, as follows:

Details	ESOP Grant I	ESOP Grant II
The number of exercised warrants in this month	200,000 units	220,000 units
The number of remaining unexercised warrants	5,754,500 units	6,674,400 units
The number of ordinary shares derived from this exercise	203,501 shares	223,852 shares
The number of remaining ordinary shares reserved for warrants	5,778,779 shares	6,697,163 shares